787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 6, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Equity Trust Inc.
(Securities Act File No. 333-220232, Investment Company Act File No. 811-04700)
Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the “Fund”), please find responses to telephonic comments provided by David Orlic of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on September 27, 2017, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment. The Fund anticipates filing these changes in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement, pending any additional comments from the Staff.

General

(1)    Comment:    Please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

Response:    The Fund acknowledges that it will be required to file an unqualified legality opinion and related consent of counsel in a post-effective amendment to the Registration Statement with each takedown from the Registration Statement.

(2)    Comment:    It is our understanding that the Fund obtained a no-action letter dated April 14, 2014 with respect to the use of rule 486(b) to update its registration statements. See The Gabelli Convertible & Income Securities Fund Inc., et al. (pub. avail. April 18, 2014). Please confirm that if the Fund updates its registration statement pursuant to Rule 486(b), the Fund will not take down rights to purchase common shares at a price below net asset value (“NAV”) without filing a post-effective amendment to the Registration Statement under Section 8(c).

Securities and Exchange Commission

October 6, 2017

Response:    The Fund confirms that it will file a post-effective amendment to the Registration Statement under Section 8(c) if it takes down rights offered in the Registration Statement to purchase common shares at a price below NAV.

Prospectus

Cover Page

(3)    Comment:    Please disclose on the front cover page of the Base Prospectus whether the Fund makes its statement of additional information (“SAI”) and shareholder reports available free of charge on its website. If the Fund does not disclose this information please disclose the reasons for why it does not do so. See Item 1.1.d. of Form N-2.

Response:    The Fund will add the following disclosure to the cover page: “Our annual and semiannual reports are also available on our website (www.gabelli.com). The Statement of Additional Information is only updated in connection with an offering and is therefore not available on the Fund’s website.”

Prospectus Summary

(4)    Comment:    The Fund’s investment policies state that it invests in convertible securities. If convertible securities are a principal type of investment, the Fund should provide a description of convertible securities and appropriate risk disclosure (p. 1).

Response:    The Fund has informed us that it does not currently invest, and has no current intention of investing, in convertible securities as a principal type of investment. However, in light of the Fund’s ability to invest in convertible securities, the Fund will revise the SAI to include the disclosure regarding convertible securities set out in Appendix A to this letter.

(5)    Comment:    Please disclose the maturity and duration of the income investments in which the Fund may invest (p. 4).

Response:    The Fund will add the following disclosure regarding its investments in fixed income securities:

The Fund may invest in fixed income securities of any maturity and any duration when it appears that the Fund will be better able to achieve its investment objective through investments in such securities or when the Fund is temporarily in a defensive position. The average duration and average maturity of the Fund’s investments in debt securities will vary from time to time depending on the views of the Investment Adviser.

The Fund respectfully declines to provide the expected average duration or maturity of such investments because as of June 30, 2017, the Fund’s fixed income investments consist of investments in U.S. government obligations.

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October 6, 2017

(6)    Comment:    Please revise the Leverage Risk disclosure as appropriate to cover leverage through derivatives and notes (p. 7).

Response:    The Fund does not currently use derivatives to achieve leverage; however, its investment policies give it the freedom to do so. In light of this, the Fund believes that its disclosures in numerous other areas of the Registration Statement adequately set forth the risks associated with investing in derivatives. See, e.g., under the section “Risk Factors and Special Considerations” of the Prospectus: “—Government Intervention in Financial Markets Risk,” “—Special Risks of Derivative Transactions,” “—Futures Transactions,” “—Swap Agreements,” “—Forward Currency Exchange Contracts” and “—Counterparty Risk”; under the section “Investment Objectives and Policies—Certain Investment Practices” of the Prospectus: “—Futures Contracts and Options on Futures,” “—Swap Contracts,” “—Options,” “—Securities Index Futures Contracts and Options Thereon,” “—Currency Futures and Options Thereon,” “—Forward Currency Exchange Contracts”; and under the section “Investment Practices” of the Statement of Additional Information: “—Options,” “—Futures Contracts and Options on Futures,” “—Interest Rate Futures Contracts and Options Thereon,” “—Currency Futures and Options Thereon,” “—Limitations on the Purchase and Sale of Futures Contracts and Options on Futures Contracts,” “—Swap Agreements,” “—Forward Currency Exchange Contracts,” “—Special Risk Considerations Relating to Futures and Options Thereon,” “—Additional Risks of Foreign Options, Futures Contracts, Options on Futures Contracts and Forward Contracts,” and “—Risks of Currency Transactions.”

The Fund is not permitted to issue notes off of this Registration Statement.

(7)    Comment:    Please revise the Credit Quality Ratings disclosure to state whether the Fund invests in portfolio securities that are of lower quality, longer maturity or not diversified by issuer and industry (p. 7).

Response:    The Fund respectfully declines to revise the Credit Quality Ratings disclosure as requested. The Fund submits that the Prospectus Summary and Prospectus already include disclosures regarding investments in non-investment grade securities and the Fund’s status as “non-diversified” as defined under the Investment Company Act of 1940, as amended (the “1940 Act”). As indicated in the Fund’s response to Comment 5, the Fund will add disclosure that it may invest in fixed income securities of any maturity.

(8)    Comment:    If the Fund invests close to 25% of its assets in an industry or industries, then please identify the industry or industries in Industry Concentration Risk and include industry specific risks in the prospectus (p. 9).

Response:    As of June 30, 2017, the Fund did not have near 25% of its assets invested in a single industry.

(9)    Comment:    If the Fund invests in distressed securities, please disclose that the Fund invests in distressed securities and disclose the attendant risks (p. 11).

Response:    The Fund does not invest in distressed securities.

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October 6, 2017

(10)    Comment:    If the fee paid by the Fund may be higher when other forms of leverage are utilized (e.g., bank borrowings), disclose under the Management and Fees section (p. 14).

  Response:    As disclosed in the Management and Fees section, for purposes of calculating the Investment Adviser’s fees, the Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). The fee paid by the Fund may be higher when leverage in the form of preferred stock or borrowings is utilized. Accordingly, the Fund will revise the corresponding disclosure in the Management and Fees section as follows:

The Investment Adviser’s fee is computed weekly and paid monthly at the annual rate of 1.00% of the Fund’s average weekly net assets. The Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). The fee paid by the Fund may be higher when leverage in the form of preferred stock or borrowings is utilized, giving the Investment Adviser an incentive to utilize such leverage.

Summary of Fund Expenses

(11)    Comment:    If the Fund expects to issue subscription rights in the next year, the fee table should also include offering expenses on the issuance of subscription rights. Otherwise, please disclose that the Fund has no current intent to issue subscription rights (p. 16).

  Response:    The Fund has informed us that it may issue subscription rights in the first year following effectiveness of the Registration Statement and the offering costs associated with subscription rights are included within the existing estimates related to common and preferred stock offerings.

(12)    Comment:    Please explain supplementally the discrepancy between the $1,360,000 in common offering expenses referenced in footnote 1 of the fee table with the estimated offering expenses from the issuance of common stock of $1.01 in the lead-in to the examples (pp. 16–17).

  Response:    Based on the Fund’s net assets as of June 30, 2017, and current information, the corresponding numbers have been updated to $1,358,000 and $0.97. The $1,358,000 represents common offering expenses. The $0.97 represents estimated offering expenses from the issuances of $380 million in common stock and $120 million in preferred stock that an investor would pay on a $1,000 investment in common stock followed by the preferred stock offering.

Securities and Exchange Commission

October 6, 2017

(13)    Comment:    Please disclose in footnote 1 to the fee table that the sales load on preferred stock is an expense borne by the Fund and indirectly by the common shareholders (p. 16).

  Response:    The Fund will add the following disclosure to footnote 1 to the fee table: “The sales load on preferred stock is an expense borne by the Fund and indirectly by the holders of its common stock.”

(14)    Comment:    Please provide backup for the expense example calculations and describe the accounting treatment for the sales load on preferred stock and offering expenses in the Fund’s books and records (p. 17).

  Response:    The expense example consists of a maximum sales cost of 1.6128%, which includes the maximum estimated sales load on common stock of $10 and on preferred stock of $31.50 and estimated offering expenses of $0.97 from the issuance of $380 million in common stock and $120 million in preferred stock an investor would pay on a $1,000 investment in common stock followed by the preferred stock offering, assuming a 5% annual portfolio total return.

The Fund supplementally informs the Staff that the offering costs and sales load related to offerings of preferred stock are accounted for as reductions in paid-in capital.

Financial Highlights

(15)    Comment:    In the column in the financial highlights table for the six months ended June 30, 2017, please add “unaudited” to the header row (p. 18).

  Response:    The requested change will be made.

Use of Proceeds

(16)    Comment:    In the Use of Proceeds section, disclose the types of changes in market conditions that could extend the use of proceeds period to six months (p. 24).

  Response:    The Fund will add the following disclosure to the Use of Proceeds sections in the Prospectus Summary, Prospectus, and Prospectus Supplements: “This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See ‘Investment Objectives and Policies—Investment Methodology of the Fund.’”

Investment Objectives and Policies

(17)    Comment:    Please disclose in the Leverage discussion the effects of leverage resulting from the use of derivatives (p. 32).

  Response:    The Fund will add the following disclosure to the referenced discussion:

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October 6, 2017

Additionally, the Fund may enter into derivative transactions that have economic leverage embedded in them. Derivative transactions that the Fund may enter into and the risks associated with them are described elsewhere in this Prospectus and in the SAI. The Fund cannot assure you that investments in derivative transactions that have economic leverage embedded in them will result in a higher return on its common stock.

Risk Factors and Special Considerations

(18)    Comment:    Please disclose in Leverage Risk the leverage risks resulting from the use of derivatives (p. 33).

  Response:    As indicated in the Fund’s response to Comment 6, the Fund believes that its disclosures in numerous other areas of the Registration Statement adequately set forth the risks associated with investing in derivatives. See the Fund’s response to Comment 6.

(19)    Comment:    Under the heading “Risk Factors and Special Considerations—Leverage Risk—Impact on Common Stock,” please disclose the annual return necessary to cover annual dividend payments on the Fund’s outstanding preferred stock (p. 34). See Item 8.3(b)(2) of Form N-2.

  Response:    The Fund will add the following disclosure under the referenced heading:

Assuming that leverage will (1) be equal in amount to approximately 23% of the Fund’s total net assets, and (2) charge interest or involve dividend payments at a projected blended annual average leverage dividend or interest rate of 4.66%, then the annual return generated by the Fund’s portfolio (net of estimated expenses) must exceed approximately 1.10% of the Fund’s total net assets in order to cover such interest or dividend payments and other expenses specifically related to leverage. These numbers are merely estimates, used for illustration. Actual dividend rates, interest or payment rates may vary frequently and may be significantly higher or lower than the rate estimated above.

(20)    Comment:    To the extent the fees and expenses from the Fund’s investments in other investment companies exceed 0.01% of its net assets, the acquired fund fees and expenses (“AFFE”) related to these investments should be reflected in a separate line item in the fee table (p. 40).

  Response:    The Fund confirms that the AFFE do not exceed 0.01% of its average net assets.

(21)    Comment:    In Duration and Maturity Risk, please provide an example of how a 1% increase in interest rates affects the Fund’s assets at a given level of duration (p. 41).

  Response:    The Fund will add the following disclosure to Duration and Maturity Risk:

For example, a duration of five years means that a 1% decrease in interest rates will increase the NAV of the portfolio by approximately 5%; if interest rates increase by 1%, the NAV will decrease by 5%. However, in a managed portfolio of fixed income securities having differing interest or

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October 6, 2017

dividend rates or payment schedules, maturities, redemption provisions, call or prepayment provisions and credit qualities, actual price changes in response to changes in interest rates may differ significantly from a duration-based estimate at any given time. Actual price movements experienced by a portfolio of fixed income securities will be affected by how interest rates move (i.e., changes in the relationship of long term interest rates to short term interest rates), the magnitude of any move in interest rates, actual and anticipated prepayments of principal through call or redemption features, the extension of maturities through restructuring, the sale of securities for portfolio management purposes, the reinvestment of proceeds from prepayments on and from sales of securities, and credit quality-related considerations whether associated with financing costs to lower credit quality borrowers or otherwise, as well as other factors. Accordingly, while duration maybe a useful tool to estimate potential price movements in relation to changes in interest rates, investors are cautioned that duration alone will not predict actual changes in the net asset or market value of the Fund’s shares and that actual price movements in the Fund’s portfolio may differ significantly from duration-based estimates.

(22)    Comment:    In the Loans of Portfolio Securities disclosure, the only acceptable collateral should be cash, U.S. agency securities and irrevocable standby letters of credit not issued by the Fund’s bank lending agent, not “cash equivalents” as stated in the Fund’s disclosure (p. 44). Please revise.

  Response:    The Fund will revise the last sentence of the first paragraph under the referenced heading as follows:

The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements, which means that “cash equivalents” accepted as collateral will be limited to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or irrevocable letters of credit issued by a bank (other than the Fund’s bank lending agent, if any, or a borrower of the Fund’s portfolio securities or any affiliate of such bank or borrower) which qualifies as a custodian bank for an investment company under the 1940 Act.

(23)    Comment:    In the Loans of Portfolio Securities disclosure, please revise the reference to “short term obligations” to “short term liquid obligations” (p. 44).

  Response:    The requested change will be made.

Securities and Exchange Commission

October 6, 2017

Advisory Agreement

(24)    Comment:    Please disclose under Advisory Agreement and in the Prospectus Summary that because the Fund’s investment advisory fees are also based on assets attributable to the Fund’s use of leverage, the investment adviser may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage. Please also disclose how the investment adviser will base its decision regarding whether and how much leverage to use on its assessment of whether such use of leverage is in the best interests of the Fund and seek to manage that potential conflict by periodically reviewing the Fund’s performance and the use of leverage with the Fund’s board (p. 47).

  Response:    The Amendment will include the following disclosure in the referenced sections:

Because the management fees are based on a percentage of average weekly net assets that includes assets attributable to the Fund’s use of leverage in the form of preferred stock or money borrowed, the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of such leverage. The Board bases its decision, with input from the Investment Adviser, regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund, and the Board seeks to manage the Investment Adviser’s potential conflict of interest by retaining the final decision on these matters and by periodically reviewing the Fund’s performance and use of leverage.

Anti-Takeover Provisions of the Fund’s Governing Documents

(25)    Comment:    Please disclose whether the voting requirements described in the Anti-Takeover Provisions of the Fund’s Governing Documents section are higher than those imposed by applicable law (p. 61). See Guide 3 to Form N-2.

  Response:    The Fund will add the following disclosure to the referenced section: “The foregoing voting requirements, which have been considered and determined to be in the best interests of stockholders by the Directors, are greater than applicable minimum voting requirements imposed by the 1940 Act and applicable Maryland law.”

(26)    Comment:    Please disclose whether the Fund’s board of directors has considered the anti-takeover provisions of the Fund’s governing documents and determined that they are in the best interests of Fund shareholders (p. 61). See Guide 3 to Form N-2.

  Response:    As indicated in the Fund’s response to Comment 25, the Fund will add disclosure to this effect.

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October 6, 2017

Repurchase of Common Stock

(27)    Comment:    Please provide additional disclosure as to how repurchases of common stock will be funded and how much debt the fund can incur to fund such repurchases (p. 64). See Guide 2 to Form N-2.

  Response:    While the Fund reserves the flexibility to incur debt to fund repurchases of common shares, the Fund does not currently intend to incur debt to do so. Accordingly, the Fund will revise the third paragraph of the Repurchase of Common Stock section as follows:

The Fund may issue preferred stock or incur debt to finance share repurchase transactions. While the Fund may incur debt to finance common stock repurchases, such debt financing would require further approval of the Board, and the Fund does not currently intend to incur debt to finance common stock repurchases. The Prospectus Supplement for an offering of preferred stock issued in whole or in part for the purpose of financing share repurchase transactions will provide, in addition to the terms of such offering, the maximum amount of preferred stock that may be incurred for such purpose. Any gain in the value of the investments of the Fund during the term of the borrowing that exceeds the interest paid on the amount borrowed would cause the net asset value of the Fund’s shares to increase more rapidly than in the absence of borrowing. Conversely, any decline in the value of the investments of the Fund would cause the net asset value of the Fund’s shares to decrease more rapidly than in the absence of borrowing. Borrowing money thus creates an opportunity for greater capital gains but at the same time increases exposure to capital risk. See “Risk Factors and Special Considerations—Leverage Risk.”

If in the future the Fund’s intent changes, the Fund will supplement the Prospectus to add appropriate disclosure consistent with this comment.

Prospectus Supplements

(28)    Comment:    In the form of prospectus supplements for offerings of common stock and rights to purchase common stock, after the Price Range of Common Stock table disclose the Fund’s last reported net asset value for its common stock and its last reported premium or discount to net asset value in percentage terms (pp. S-5 and R-15). Also disclose whether the Fund has historically traded at a premium or discount.

  Response:    The Fund will replace the disclosure after the Price Range of Common Stock table in the form of prospectus supplements for offerings of common stock and rights to purchase common stock with the following:

The last reported price for our common stock on [●], 2017 was $[●] per share. As of [●], 2017, the net asset value per share of the Fund’s common stock was $[●]. Accordingly, our common stock traded at a [premium to] [discount from] net asset value of [●]% on [●], 2017.

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The Fund’s shares of common stock have traded in the market at both premiums to and discounts from net asset value. Over the Fund’s thirty-one year history, the range fluctuated from a 38% premium in June 2002 to a 27% discount in December 1987. Beginning in early 2001, the market price of the Fund exceeded the net asset value and this premium continued through August 2005. The previous extended period over which the premium existed occurred during the twenty month period from August 1993 to March 1995. As of September 29, 2017, the market price of the Fund closed at an approximate 1.09% premium to its net asset value.

The above disclosure will be completed and updated as necessary in the definitive prospectus supplements for any offerings of common stock or rights to purchase common stock.

(29)    Comment:    In the all caps paragraph discussing dilution or accretion to net asset value in the form of prospectus supplements for rights offerings to purchase common stock and for rights offerings to purchase units of common stock and preferred stock please put the [OR BELOW] in brackets in the Registration Statement (pp. R-1, U-1).

  Response:    The requested change will be made.

(30)    Comment:    In the Dilution Table in the form of prospectus supplements for rights offerings to purchase common stock and for rights offerings to purchase units, only include the dilution example if shares are being offered at a price below NAV (pp. R-16, U-20).

  Response:    The Fund conducts rights offerings at a set price, not a formulaic price. Accordingly, the Fund will not know at the commencement of a rights offering whether the subscription price will be above or below the Fund’s NAV at the time of issuance. The Fund will bracket the dilution example in the Amendment, and will include the dilution example in the final prospectus supplement for a rights offering only if the market price of the Fund’s common shares is close to the Fund’s NAV.

(31)    Comment:    Please confirm that the asset coverage ratio disclosure in the Base Prospectus includes all relevant information on the Fund’s currently outstanding preferred stock, including the asset coverage ratio (p. PR-14).

  Response:    The Fund confirms that the asset coverage ratio disclosure in the Base Prospectus includes all relevant information on the Fund’s currently outstanding preferred stock, including the asset coverage ratio.

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October 6, 2017

Statement of Additional Information

(32)    Comment:    In the SAI disclosure on Taxation of Stockholders, please disclose whether shareholders would be subject to the alternative minimum tax (the “AMT”) (p. 34). See Instruction 2 to Item 10.4 of Form N-2.

  Response:    The Fund is not aware of the individual circumstances of each shareholder such that the Fund can disclose whether all shareholders would be subject to the AMT. To emphasize the potential applicability of the AMT, the Fund will include the following disclosure in the Amendment: “As with any taxable investment, stockholders may be subject to the federal alternative minimum tax on their income (including taxable income from the Fund), depending on their individual circumstances.”

(33)    Comment:    In the SAI disclosure on Financial Statements, please include a reference to the unaudited financial statements included in the semiannual report for the six months ended June 30, 2017 (p. 38).

  Response:    The requested change will be made.

Part C

(34)    Comment:    In the Part C, please include the undertaking on indemnification required by Rule 484(b)(3) under the Securities Act of 1933 (p. C-6).

  Response: The Fund will add the Rule 484(b)(3) undertaking to Item 30 of the Registration Statement.

(35)    Comment:    Please add an undertaking to file a post-effective amendment for any rights offerings of units to purchase a combination of preferred stock and common stock (p. C-8).

  Response:    The Fund will add the following undertaking to Item 34 of the Registration Statement: “Registrant undertakes to only offer rights to purchase a combination of common and preferred stock together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.”

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Securities and Exchange Commission

October 6, 2017

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865 or Bissie K. Bonner at (212) 728-8955.

Very truly yours,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Equity Trust Inc.
Agnes Mullady, The Gabelli Equity Trust Inc.
Andrea R. Mango, Esq., The Gabelli Equity Trust Inc.
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Securities and Exchange Commission

October 6, 2017

Appendix A

Convertible Securities. A convertible security entitles the holder to exchange such security for a fixed number of shares of common stock or other equity security, usually of the same company, at fixed prices within a specified period of time and to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. The fixed income or dividend component of a convertible security is referred to as the security’s “investment value.”

A convertible security’s position in a company’s capital structure depends upon its particular provisions. In the case of subordinated convertible debentures, the holder’s claims on assets and earnings are subordinated to the claims of others and are senior to the claims of common stockholders.

To the degree that the price of a convertible security rises above its investment value because of a rise in price of the underlying common stock, the value of such security is influenced more by price fluctuations of the underlying common stock and less by its investment value. The price of a convertible security that is supported principally by its conversion value will rise along with any increase in the price of the common stock, and such price generally will decline along with any decline in the price of the common stock except that the security will receive additional support as its price approaches investment value. A convertible security purchased or held at a time when its price is influenced by its conversion value will produce a lower yield than nonconvertible senior securities with comparable investment values. Convertible securities may be purchased by the Fund at varying price levels above their investment values and/or their conversion values in keeping with the Fund’s investment objective.

Many convertible securities in which the Fund will invest have call provisions entitling the issuer to redeem the security at a specified time and at a specified price. This is one of the features of a convertible security which affects valuation. Calls may vary from absolute calls to provisional calls. Convertible securities with superior call protection usually trade at a higher premium. If long term interest rates decline, the interest rates of new convertible securities will also decline. Therefore, in a falling interest rate environment, companies may be expected to call convertible securities with high coupons and the Fund would have to invest the proceeds from such called issues in securities with lower coupons. Thus, convertible securities with superior call protection will permit the Fund to maintain a higher yield than with issues without call protection.

Dilution Risk for Convertible Securities. In the absence of adequate anti-dilution provisions in a convertible security, dilution in the value of the Fund’s holding may occur in the event the underlying stock is subdivided, additional equity securities are issued for below market value, a stock dividend is declared, or the issuer enters into another type of corporate transaction that has a similar effect.